FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

8 June 2006 Annual General Meeting 2006 Press Conference

Disclaimer
In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United
States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on
Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT
AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS
AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the
U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York,
New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.
This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.
These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:
• management strategies;
• synergies and cost savings;
• integration of the businesses;
• market position;
• expected gas and electricity mix and volume increases;
• planned asset disposals and capital expenditures;
• net debt levels and EBITDA and earnings per share growth;
• dividend policy; and
• timing and benefits of the offer and the combined company.
These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration;
litigation; and the effects of competition.
Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.
These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.
This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

Agenda 1. 2005 and 1 Quarter 2006 Results 2. State of the Energy Markets 3. Tender Offer for Endesa 4. Strategic Positioning 5. Conclusions st

2005 and 1 Quarter 06 Results st

4 2005 Operating review 317,555 GWh Gas supply 10.2% Gas distribution 9.7% 100,150 Km Distribution network 5.2% Main gas figures 422,912 GWh Note: 1 As of 31st December 2005 1

5 2005 Operating review Main electricity figures 3,373 MW Installed capacity 10,466 GWh Electricity produced 43.9% 6,296 GWh Electricity sales in Spain 41.3% 194.6%

6 615,000 new clients 10.2 million clients in the world 6.4% Main client figures 2005 Operating review Note: 1 Spain, Italy and Latinamerica 1

7 1,519 million euro EBITDA 13.7% 749 million euro Net Income 16.7% Exceeding the objectives set in the 2004 - 2008 Strategic Plan 2005 Operating review Main financial figures

(€ million) 2004
974
722
228
24
98
44
54
251
144
107
12
1,335
2005
1,122
778
317
27
152
90
62
237
176
61
8
1,519
15.2
7.7
39.0
14.2
54.9
102.7
15.6
-5.8
21.6
-42.8
-31.1
13.7
%
EBITDA breakdown
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas
Up + Midstream
Wholesale and Retail
Other
Total EBITDA
2005 financial results
Note:   Figures rounded to closest million euro

9 1,188 million euro Tangible and intangible investments 17.8% DERSA acquisition Financial investments 296 million euro Distribution 52% Other 6% Gas 4% Electricity 38% 2005 financial results

Dividend proposal
0.33
0.40
0.60
0.71
0.84
2001 2002 2003 2004 2005
(€ / share)
CAGR +26.3%
+18.3%
Note:
1 The year represents the fiscal year against which results the dividend is declared
Dividend per share
2005 financial results
Sustained growth of shareholder remuneration
through dividend increase
1

Strong financial performance in 2005
despite a difficult market environment and operating
conditions
Conclusions
Strong EBITDA, Net Income and Dividend,
growth based on
cash generation
Positive trends shown in 2005 expected to
materialise in 2006, boosting growth and profitability
2005 financial results
We continue to exceed the targets set in our
2004-2008 Strategic Plan

12 508 million euro EBITDA 29.3% 277 million euro Net Income 16.3% Exceeding the objectives set in the 2004 - 2008 Strategic Plan 2006 1 Quarter results Main financial magnitudes st

2006 1 Quarter results
Advances in
Upstream
LNG agreement in Nigeria
Acquisition
of Petroleum Oil &
Gas España
New
Gas conditions
Improved client portfolio
EBITDA +85.9%
Electricity
contribution
Installed capacity in Spain x2
Improved client portfolio
EBITDA +221.3%
Distribution
Continued solid growth and
profitability
EBITDA +13.2%
Note:   Growth rates calculated versus Q105
st

292
211
65
17
35
22
13
57
44
14
8
393
331
218
93
21
89
71
18
80
55
25
8
508
13.2
3.3
42.7
23.8
155.3
221.3
41.4
38.9
24.4
85.9
(1.2)
29.3
Distribution
Spain
LatAm
Italy
Electricity
Spain
Puerto Rico
Gas
Up + Midstream
Wholesale & Retail
Other
Total EBITDA
2006 1 Quarter results
Q106 Q105 Change (%) (€ million)
EBITDA breakdown
Note:   Figures rounded to the closest million
st

The
positive trends shown in 2005 are
materialising in 2006, boosting growth and
profitability
2006 1 Quarter results
Consolidation of GAS NATURAL’s presence in
electricity generation
Exceeding the objectives set in the
2004 - 2008 Strategic Plan
Double digit
Growth
in EBITDA and Net
Income based on cash generation
Solid and growing
distribution business
Advances in the development of
equity gas
st

State of the Energy Markets

0 20 40 60 80 100
Greece
Ireland
Austria
Hungary
Belgium
Spain
Holland
France
Italy
Germany
United Kingdom
(Bcm)
+3%
+4%
+5%
+2%
+14%
+0%
+3%
+4%
+1%
(3%)
+6%
Gas demand in Europe has grown as a consequence of the low maturity of some markets and the introduction of CCGTs
Gas demand in Europe
Source: Eurogas
The Spanish market has been the main growth contributor
in the European gas market
Gas demand in main European countries in 2005
(2005 and annual growth versus 2000)

0
50
100
150
200
250
300
350
400
2000 2001 2002 2003 2004 2005
Gas demand growth in Europe
Source: CNE (Monthly bulletin on natural gas statistics)
Gas demand evolution in Spain
Continued growth in Spanish gas demand
during the past years
Spanish energy matrix (2005)
Source:  Quarterly bulletin on energy situation, Ministry of Industry, tourism and commerce
+17.6%
CAGR: +13.8%
Natural gas 20%
Nuclear
11%
Coal
15%
Oil
51%
Gas natural 20%
Hydro, Renewables & Other
4%

0
50
100
150
200
250
300
2000 2001 2002 2003 2004 2005
Electricity demand growth in Spain
Source: Red Eléctrica
Electricity demand has grown over 4% annually
during the past years
+4.3%
Electricity demand evolution in Spain Electricity production mix
(2005)
Source: Red Eléctrica, peninsular system, ordinary regime
CAGR: +4.8%
Fuel-Gas
Coal
29%
Nuclear
22%
4%
Wind
8%
Hydro
7%
Other renewable
12%
CCGT
18%

2004 2005
Liberalisation of the Spanish energy
markets
The gas market has advanced more than the electricity
market in terms of real liberalisation
Electricity market (volume)
Source:     CNE monthly bulletin
Gas market (volume)
Source:     CNE 2005 information bulletin
+13p.p.
Regulated
Liberalised
30%
70%
17%
83%
2004 2005
66%
34%
62%
38%
+4p.p.

Evolution in the liberalisation of the gas
sector
Regulated tariffs to disappear by 2008
Separation of distribution and regulated
commercialisation
Creation of the “Supplier of Last Resort”
Creation of a “Supplier Switching Office”
Creation of an Energy System Technical
Management Oversight Committee
Main
measures
adopted
Full liberalisation in 2008
Liberalisation in the gas sector is a reality: there is
no need to apply structural changes
Elimination of tariffs for industrial clients
83% of volume liberalised, in line with
objectives set
Current
situation

New market rules designed to eliminate tariff deficit:
42.35 €/MWh cap on sales to the regulated market
Value CO
2
emission rights awarded for free discounted
Tariff methodology that does not include the real cost energy
A regulated electricity tariff together with the generation market leads to a tariff deficit (€3,830 million euro in 2005)
Set back in the liberalization process, with clients coming back to the regulated market
Measures taken
Criticisms to the generation market from the White Book and the
Ministry of Industry:
New legislation to solve some of the
problems of the Spanish electricity sector

Advance in the liberalisation of the
electricity sector
Regulated tariffs to disappear by 2011
Legal and functional separation of
distribution and regulated
commercialisation
Creation of the “Supplier of Last Resort”
Creation of the “Supplier Switching Office”
Creation of a Energy System Technical
Management Oversight Committee
Main
measures
adopted
End of transitory period by 2011
Need to reorganise the formation of
generation prices

Gas expected to play an increasingly
important role to meet Europe’s energy
demand
Sizeable increase in gas consumption compared to other
traditional sources of energy such as coal and nuclear
Source: IEA, World Energy Outlook
0
200
400
600
800
1971 2002 2010 2030
Coal Fuel-oil Gas Nuclear Others

The electricity sector is expected to be the
main gas consumer in Europe...
Most of the growth in demand to come from
electricity generation
Source: IEA, World Energy Outlook
Generation Industry Others
600
700
800
1980 1990 2000 2030
bcm
2010 2020
200
300
400
500
100

… at the same time gas – fired generation is
expected to  become the main source of
electricity
Gas – power convergence in Europe is a reality
Source: European Energy and Transport Trends
0%
20%
40%
60%
80%
100%
1990 2000 2010 2020 2030
Nuclear Hydro Wind Fossil Fuel CCGT Others

The main European energy groups have
adopted a gas and electricity integration
strategy
Ruhrgas acquisition
E.ON
Suez
RWE
Enel
Distrigas, Fluxis and Electrabel acquisitions
Transgas and DEA acquisitions
Camuzzi and Colombo Gas acquisitions
GDF
Merger with Suez
Dong
Acquisitions of Elsam, Energi E2, Nesa,
Copenhagen Energy and Frederiksberg Elnet

Gas – power convergence can also
be noticed in Spain
Increasing importance of CCGTs
in generation
Growing gas peak demand mainly
due to electricity generation
Source: Review of the Plan for Electricity and Gas Sectors for 2002-2011
The Government’s recent Review of the Electricity and Gas sectors 2002 –
2011 planning increases by 28% its objective of installed CCGT capacity in
2011. A 184% increase in CCGT capacity is expected from 2005
0%
20%
40%
60%
80%
100%
2000 2005 2007 2011
Coal Nuclear Natural gas Oil Renewables
0
500
1,000
1,500
2,000
2,500
3,000
2004 2005 2006 2007 2008 2009 2010 2011
Electricity generation Conventional gas market

The European electricity market is not a reality
Electricity interconnection capacity is insufficient
Electricity prices are not homogeneous
The liberalisation of the different markets advances
at different speeds
The European Commission has stated that the minimum conditions required for the existence of a single European market are not in place
The single European market depends on these
problems being solved
There are multiple asymmetries among countries in terms of
sector regulation, taxation, state ownership, etc.

c. €/KWh
Italy
Germany
Ireland
Norway
Holland
Belgium
EU
Austria
France
Spain
United Kingdom
Sweden
Greece

United Kingdom
Finland
Sweden
Spain
Denmark
Holland
Belgium
Ireland
Germany
Austria
Italy
France

0
2
4
6
8
10
12
14
16
The European electricity market is not a reality
Source: Eurostat, domestic tariffs at 1st of July 2005, excluding taxes
Comparison of the European
electricity tariffs
Liberalisation (electricity supplier
switching rate for households and SMEs)
+ liberalised - liberalised
0%
10%
20%
30%
40%
50%
Source: European Commission “Towards an efficient internal energy market”,
November 2005

6,570–8,760 GWh
8,760–12,264 GWh
3,066–4,380 GWh
2,628–3,504 GWh

Guaranteeing security of supply is a
priority in Spain
Gas procurement
through the Europe –
Maghreb pipeline (~1/3 of
total) and LNG tankers
(~2/3)
Electric interconnection
with France only
amounts to 3-4% of total
demand in Spain
5,256-7,446 GWh
6,570-9,198 GWh
Cartagena
Huelva
Barcelona
Ferrol
Bilbao
Gijón
Sagunto
Regassification plant
Pipeline
Regassification plant under construction
Import/Export electricity capacity

Tender Offer for Endesa

All the regulatory and administrative
hurdles have been passed
Spanish
antitrust
authorities
Regulated activities (Function XIV)
National Energy
Commission
The EC confirmed jurisdiction on
competition belonged to Spain
European
antitrust
authorities
Golden Share
Secretary
General of
Energy
Nov 05
Combination GAS NATURAL–Endesa
approved by the Council of Ministers
Feb 06
Nov 05
Dec 05
Spanish offer/prospectus approved
CNMV
US prospectus (F-4) declared effective
SEC (USA)
Feb 06
Mar 06
Note: The offer and therefore the processing of any action related to the offer, and the performance of the agreement between Gas Natural and
Iberdrola are currently suspended, following the injunction granted by the Madrid Court for Business Matters N  3. and the posting by
Endesa of a €1,000m guarantee. The Supreme Court has awarded the injunction requested by Endesa consisting of the suspension of the
Council of Minister decision, subject to Endesa presenting certain guarantees. GAS NATURAL has appealed both decisions.
o

Impact of the injunctions
Suspension of the Council of
Ministers decision
Conditional on Endesa presenting
certain guarantees, being admissible
to extend the ones presented to the
Madrid’s Court for Business Matters
GAS NATURAL has appealed the
decision and the cautionary measures
Court for Business Matters
N 3 ruling
Supreme Court ruling
Suspension of the GAS NATURAL
offer and the execution of the
agreement with Iberdrola
Conditional on Endesa presenting a
€1,000 million bond, which was
posted on the 5th of April
GAS NATURAL has appealed the
Court’s decision and the cautionary
measures
As per the CNMV’s note issued on the 24th March 2006 relating to the first of the decisions:
E.On’s offer acceptance period will have to wait
due to GAS NATURAL’s offer
Note:
1 CNMV has indicated that E.On´s offer request continues with the administrative process
1
o

Creating a leading, fully integrated, global
energy group
Combined management of clients and networks
More flexible and competitive gas procurement
More balanced and competitive generation portfolio
Attractive business mix and investment profile
Global integrated energy leader in high-growth markets
Sizeable synergies
A solid strategic, industrial and financial rationale

Strategic Positioning

A multinational leader in the energy sector
operating through the whole gas value chain
Gas and
electricity
assets
Gas
transport
and infra-
estructure
Gas
supply
and
demand
Upstream Clients
Advancing in the Upstream business
Consolidation of our leading position in the Midstream
business
Positioned as an important player in the electricity
business
Maintaining the leadership and profitable growth
in our gas distribution business

Upstream
Integrated LNG project in Gassi Touil (Algeria)
Gas prospecting project in Gassi Chergui (Algeria)
Acquisition of Petroleum Oil & Gas España
MoU signed with Nigerian Government
Gas and
electricity
assets
Gas
transport
and infra-
estructure
Gas
supply
and
demand
Clients
A multinational leader in the energy sector
operating through the whole gas value chain

Maghreb-Europe pipeline expansion to c.12 bcm/year
8 tankers (702,000 m3) + 1 in 2007 (138,000 m3)
+ 1 new tanker in 2009 (138,000 m3)
Regasification plant in Puerto Rico
Requesting permits for the construction of two
regasification plants in Italy
Gas and
electricity
assets
Gas
transport
and infra-
estructure
Gas
supply
and
demand
Upstream Clients
A multinational leader in the energy sector
operating through the whole gas value chain

Gas supply of 27.9 bcm
23.9 bcm Spain
Main importer of gas natural and LNG in Spain through long
term contracts (average residual life 15 years)
Key role for the security of supply in Spain
Trading and energy management opportunities
4 bcm International
A multinational leader in the energy sector
operating through the whole gas value chain
Gas and
electricity
assets
Gas
transport
and infra-
estructure
Gas
supply
and
demand
Upstream Clients

3,102 MW in Spain
Gas distribution network: 100,150 km
56,763 km LatAm 39,611 km Spain 3,776 km Italy
Electricity generation
271 MW in Puerto Rico
CCGT and wind capacity under construction and awaiting
permits
2,000 MW CCGT in Spain > 1,000 MW wind and cogen
A multinational leader in the energy sector
operating through the whole gas value chain
Gas and
electricity
assets
Gas
transport
and infra-
estructure
Gas
supply
and
demand
Upstream Clients

5,134,000 in Spain
4,757,000 in LatAm
288,000 in Italy
1.47 contracts per client in Spain
A multinational leader in the energy sector
operating through the whole gas value chain
Gas and
electricity
assets
Gas
transport
and infra-
estructure
Gas
supply
and
demand
Upstream Clients
Note:
1 Points of supply
1

Conclusions

Conclusions
Short term
Strong results in 2005, improved
in the first quarter 2006
Medium term
Long term
Meeting the objectives set in the
Strategic Plan 2004-2008
GAS NATURAL strategy, clear
and coherent with market trends

Thank You

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: June 8, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer